900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

PURSUANT TO 17 C.F.R. §200.83, CERTAIN INFORMATION (THE “CONFIDENTIAL PORTIONS”) HAS BEEN OMITTED FROM THE EDGAR FILED COPY OF THIS LETTER WITH THE ENCLOSED MEMORANDUM AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. SUCH CONFIDENTIAL PORTIONS HAVE BEEN IDENTIFIED IN THE EDGAR FILED COPY OF THIS LETTER WITH THE ENCLOSED MEMORANDUM BY THE MARK “[***]”.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO SUCH CONFIDENTIAL PORTIONS.

June 21, 2019
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:	Kathleen Collins, Accounting Branch Chief Brittany Ebbertt, Senior Staff Accountant
Re:	National Instruments Corporation Form 10-K for fiscal year ended December 31, 2018 Filed February 21, 2019 Commission File No. 000-25426
Ladies and Gentlemen:
On behalf of National Instruments Corporation (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated June 10, 2019 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018.
If you should have any questions regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5439.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure

CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL INSTRUMENTS CORPORATION

NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED JUNE 10, 2019
This Memorandum sets forth the response of National Instruments Corporation (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated June 10, 2019.
This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.
SEC Comment 1
Form 10-K for the year ended December 31, 2018
Note 1 – Operations and Summary of Significant Accounting Policies, Revenue Recognition, page F-9
               Please tell us how you determine standalone selling price for your software licenses. In this regard, you disclose here that you have established pricing practices for software licenses bundled with maintenance, which are separately observable in renewal transactions. Please tell us what observable renewal transactions are available as it relates to the perpetual licenses or explain further what other methodologies are used to determine the standalone selling price for such licenses. Also, tell us the amount of revenue recognized from software licenses for each period presented. To the extent you have determined that the selling price for your software licenses are highly variable such that you are using the residual method to determine the standalone selling price, please provide a comprehensive, quantitative discussion of such variability to support your conclusion. Refer to ASC 606-10-32-34.
Response to SEC Comment 1

In response to the Staff’s comment, we advise the Staff that software license revenue for the years ended 2016, 2017 and 2018 represented approximately [***] of our total sales, respectively. Our perpetual and term license products are typically bundled with one year of software maintenance services (“license bundles”). Consequently, we do not have directly observable standalone selling prices for the vast majority of our software license offerings. However, software maintenance renewals are sold on a standalone basis to perpetual license customers. The maintenance renewal pricing is based on a consistent percentage of the current list price for the license bundle.

We advise the Staff that when we determine the standalone selling price (“SSP”) for software licenses that are not sold on a standalone basis, we are not using the residual method for the vast majority of our software licenses. We determine the likely price that would have resulted from established pricing practices had the software license been offered separately. Specifically, we have internal price lists indicating that there is a consistent value relationship between our software licenses and software maintenance. The value relationship is supported by the directly observable selling prices of i) software license bundles and ii) software maintenance renewals. We apply the value relationship, expressed as a percentage, to the observable selling price of the license bundle to determine the SSP for the underlying software license and software maintenance. We generally use the applicable list price  as a starting point when determining our observable selling price for the license bundle, adjusting as needed based on directly observable sales data. In accordance with ASC 606-10-32-33 we maximize the use of observable inputs and apply estimation methods consistently in similar circumstances. Said differently, we typically determine the SSP of a software license by multiplying the observable selling price (generally, the list price) of the license bundle by the following percentage:
SSP of license (as % of license bundle price)  = 100% – (Maintenance renewal SSP as % of license bundle price)
The transaction price is then allocated to all separate performance obligations on a relative standalone selling price basis. That is, any discount in the contract is allocated proportionally to the SSP of the software license and maintenance in accordance with ASC 606-10-32-36.
[***]
CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL INSTRUMENTS CORPORATION

Consequently, we determined the SSP estimation method outlined above is appropriate for the vast majority of our perpetual and term licenses, except our enterprise agreements (EAs). We advise the Staff that software license revenue related to our EAs represented approximately [***] or less of our total sales for all periods presented. EAs provide customers with a term license and software maintenance for most of our applications along with training credits. We have directly observable standalone pricing for the training credits included within our EAs. [***] When applying the residual approach to our EAs, we also consider the guidance in BC 273 and evaluate whether the outcome of the residual approach would allocate an unrealistic amount to the software license. We believe the outcome is reasonable and realistic as the outcome does not result in no, or very little, consideration being allocated to the software in the transaction.

In addition, we advise the Staff that we will revise future filings to clarify that we typically determine the SSP for perpetual and term licenses (excluding EAs) by considering the price implied by the i) the directly observable pricing of the license bundle and ii) the directly observable pricing of software maintenance renewals. We also advise the Staff we will separately clarify that we estimate the SSP of term licenses within EAs by applying the residual approach in accordance with ASC 606-10-32-34.

SEC Comment 2

Note 14 –Segment Information, page F-37

We note that sales outside of the U.S. accounted for approximately 63% of your total revenue. Please tell us whether one country generates a significant amount of revenue and if so revise to indicate as such, or specifically state that no one country meets your significance threshold. Refer to ASC 280-10-50-41.

Response to SEC Comment 2

In response to the Staff’s comment we advise the Staff that we have considered the guidance in ASC 280-10-50-41 stating that, “If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.” We have determined that no country outside of the U.S. was above the threshold for which separate disclosure by country would be required.  We will continue to monitor revenues in all countries and will separately disclose revenues in any individual country if those revenues meet our threshold in future periods. We will also revise future fillings to state that no one country outside of the U.S. meets our threshold, in accordance with ASC 280-10-50-41.
National Instruments Corporation
By: /s/ Karen Rapp

Karen Rapp,
Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL INSTRUMENTS CORPORATION